SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 14D-1
                   (Amendment No. 48 - Final Amendment)
           Tender Offer Statement Pursuant to Section 14(d)(1)
                  of the Securities Exchange Act of 1934
                                   and
                               SCHEDULE 13D
                            (Amendment No. 1)

                               Conrail Inc.
                        (Name of Subject Company)

                       Norfolk Southern Corporation
                     Atlantic Acquisition Corporation
                                (Bidders)

                 Common Stock, par value $1.00 per share
         (Including the associated Common Stock Purchase Rights)
                      (Title of Class of Securities)

                               208368 10 0
                  (CUSIP Number of Class of Securities)

                     Series A ESOP Convertible Junior
                    Preferred Stock, without par value
         (Including the associated Common Stock Purchase Rights)
                      (Title of Class of Securities)

                              Not Available
                  (CUSIP Number of Class of Securities)

                           James C. Bishop, Jr.
                       Executive Vice President-Law
                       Norfolk Southern Corporation
                          Three Commercial Place
                       Norfolk, Virginia 23510-2191
                        Telephone: (757) 629-2750
         (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Bidder)

                             with a copy to:
                          Randall H. Doud, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York 10022
                        Telephone: (212) 735-3000



      This Amendment No. 48 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase up to an aggregate of 8,200,000 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), the Third Supplement to the Offer to Purchase, dated January 22, 1997 (the "Third Supplement") and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement or the Schedule 14D-1.

Item 4.  Source and Amount of Funds or Other Consideration.

      Item 4 is hereby amended and supplemented by the following:

      (a) - (b) As of February 10, 1997, Parent entered into a Credit Agreement with Morgan Guaranty Trust Company of New York, as administrative agent (the "Administrative Agent"), Merrill Lynch Capital Corporation, as documentation agent, and certain financial institutions, under which the Lenders agreed to provide Parent with the Credit Facility providing an aggregate principal amount not to exceed $13 billion in loans to finance the Offer, the Second Offer and the Proposed Merger, to pay related fees and expenses, to refinance Parent's and the Company's existing debt and for working capital purposes.

      To finance payment of the Offer, on February 10, 1997, Parent issued and sold $1.0 billion in commercial paper, supported by the Credit Agreement.

      Parent's commercial paper program involves the private placement of unsecured, commercial paper notes with varying maturities of up to 270 days. The commercial paper issuances generally have an effective interest rate approximating the then market rate of interest for commercial paper of similar rating. Currently the weighted average interest rate for commercial paper outstanding is approximately 5.4%. Parent may refinance any commercial paper borrowings used to finance the purchase of Shares pursuant to the Offer through private placements of additional commercial paper, borrowings under the Credit Facility or, depending on market or business conditions and subject to certain restrictions on the incurrence of indebtedness set forth in the Credit Agreement, through such other financing as Parent may deem appropriate.

      The Credit Facility consists of four facilities. Three of these facilities are term loan facilities. One term loan has a principal amount of $3.5 billion, $1 billion of which will be repayable on the first anniversary of the Acquisition Date and the remainder of which will be repayable on the date (the "Final Term Loan I Maturity Date") which is the earlier of (i) six months from the date on which the STB issues its final order with respect to the acquisition of control of the Company by Parent and (ii) or February 10, 2000, the third anniversary of the date of the execution and delivery of the Credit Agreement (the "Closing Date"). The second term loan facility has a principal amount of $3.5 billion repayable 24 months after the Final Term Loan I Maturity Date. The third term loan facility has a principal amount of $3 billion repayable in unequal quarterly installments during the period from and including March 31, 1997 (subject to extension under certain circumstances) through and including June 30, 2003. Each of the term loans will bear interest at a rate per annum equal to, at the option of Parent and Purchaser, either (i) the Eurodollar rate plus a margin (A) of 0.1% in the case of loans outstanding under the Credit Facility prior to the date on which the Borrower owns at least 51% of the Shares (the "Acquisition Date") and (B) between .875% and .225% depending upon Parent's senior unsecured long-term debt ratings in the case of loans outstanding under the Credit Facility after the Acquisition Date, (ii) an adjusted CD rate plus a margin of (A) 0.225% in the case of loans outstanding under the Credit Facility prior to the Acquisition Date and
(B) between 0.350% and 1.00% depending upon Parent's senior unsecured long-term debt ratings and (iii) the higher of Morgan's prime rate or the federal funds rate plus .50% (the "Base Rate") plus a margin of (A) 0% in the case of loans outstanding prior to the Acquisition Date and (B) 0.25% depending upon Parent's senior unsecured long-term debt ratings in the case of loans outstanding under the Credit Facility after the Acquisition Date (such rates together with the applicable margins, the "Variable Rate"). The fourth facility is a revolving credit facility of $3 billion, which will bear interest at the Variable Rate or a money market rate, and will mature five years after the Closing Date. The Credit Facility also provides for a facility fee accruing on the total amount available or outstanding thereunder at a rate which will initially be .25% per annum and may be adjusted depending upon Parent's senior unsecured long-term debt ratings to between .125% and .375% per annum. In addition, during all times that both Parent's senior unsecured long-term debt and the loans under the Credit Facility have ratings below investment grade, such loans will bear interest at a rate per annum equal to the rates described above that would otherwise be applicable to such loans plus an additional margin of .125%.

      The Credit Agreement also contains certain financial covenants as well as certain restrictions on, among other things, (i) maturities or amortization of indebtedness prior to six months after the final maturity of the loans under the Credit Facility, (ii) indebtedness of subsidiaries, (iii) liens, (iv) mergers, consolidations, liquidations, dissolutions and sales of assets, (v) transactions with affiliates, and
(vi) the ability of subsidiaries to pay dividends. The financial covenants require Parent to maintain specified (i) minimum interest coverage ratios, (ii) minimum consolidated net worth, and (iii) maximum leverage ratios. The covenants also restrict payments, transfers or other distributions from Parent to the Company prior to the later of the consummation of the Proposed Merger or the date on which the approval of the STB shall have been obtained.

      The Credit Agreement contains certain representations and warranties regarding, among other things, corporate existence, power and authority, enforceability of the Credit Agreement and other loan documents, no conflicts, financial information, absence of material adverse change, absence of material litigation, compliance with certain laws and regulations, certain environmental matters, taxes, matters related to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and absence of material misstatements. In addition, the Credit Agreement contains certain covenants regarding, among other things, maintenance of corporate existence, maintenance of the business, maintenance of insurance, payment of taxes, delivery of financial statements and reports, compliance with laws and use of proceeds.

      Events of Default (as defined in the Credit Agreement) include, subject (in certain instances) to customary notice and cure periods, material breaches of representations or warranties, failure to pay principal or interest, breach of covenants, cross default to certain other debt, material judgments, bankruptcy, failures to make payments required to be made under ERISA, the acquisition of a 30% beneficial interest in the common stock of Parent by any person or group of persons (within the meaning of Section 13 or 14 of the Exchange Act) and, commencing after the Acquisition Date, quarterly dividends received by Parent in respect to Company stock being less than $0.40375 per share in any calendar quarter. Upon the occurrence of an Event of Default, the Lenders with a majority of the Exposures (as defined in the Credit Agreement) can cause the Administrative Agent to terminate the commitments and declare all outstanding loans immediately due and payable. If a bankruptcy Event of Default occurs, the commitments will terminate automatically and the loans will become due and payable immediately without any action by the Administrative Agent or the Lenders.

      As security for Parent's obligations under the Credit Agreement, including payment of principal and interest on loans outstanding under the Credit Facility, Parent has granted the Administrative Agent (on behalf of the Lenders) pledges over (i) all of the stock held by Parent in certain significant subsidiaries (as that term is defined in the Credit Agreement) of Parent (the "Significant Subsidiaries"), (ii) all debt owing by the Significant Subsidiaries to Parent and (iii) Parent's interests in the Voting Trust. In addition, each Significant Subsidiary has (i) granted the Administrative Agent (on behalf of the Lenders) pledges over its stock in, and debt owed to it by, other Significant Subsidiaries and (ii) guaranteed Parent's performance of its obligations under the Credit Agreement, including the payment of principal and interest on loans outstanding under the Credit Facility.

      In connection with the Credit Agreement, Parent has agreed to pay the Arrangers and the Lenders certain fees, to reimburse the Arrangers and the Lenders for certain expenses and to provide certain indemnities, as is customary for commitments of the type described herein.

      A copy of the Credit Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

      On February 10, 1997, Parent notified the Company, pursuant to the requirements of the Company's Amended and Restated By-Laws (the "Company By-Laws"), of its intention at the Company's 1997 Annual Meeting of Shareholders to (i) nominate George A. Butler, Stephen P. Lamb, Mary Patterson McPherson, Bernard C. Watson and J. Roger Williams, Jr. for election as directors of the Company, (ii) introduce a proposal to amend
Section 3.01 of the Company By-Laws to declassify the Company Board,
(iii) introduce a proposal which would effect the removal of all of the directors of the Company from the Company Board, other than the individ-uals nominated to the Company Board by Parent and Daniel B. Burke, David
B. Lewis and John C. Marous, and (iv) introduce a proposal to amend
Section 3.01 of the Company By-Laws to decrease the size of the Company Board to a total of eight directors. A copy of the notice is filed as an exhibit hereto and is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

      Item 6 is hereby amended and supplemented by the following:

      (a) - (b) On February 10, 1997, Parent issued a press release announcing that the final proration factor in the Offer was 12.611251% and that payment for Shares in the Offer would commence on February 11, 1997. A copy of the press release is filed as an exhibit hereto and is incorporated herein by reference.

Item 10.  Additional Information.

      Item 10 is hereby amended and supplemented by the following:

      (b) On February 10, 1997, the Voting Trust Agreement was executed and delivered, and First American National Bank was appointed as the Trustee thereunder. A copy of the Voting Trust Agreement is filed as an exhibit hereto.

 Item 11.  Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by the following:

      (a)(111)    Press Release issued by Parent on February 10, 1997.

      (b)(3) Credit Agreement, dated as of February 10, 1997, by and among Parent, Morgan Guaranty Trust Company of Norfolk, as administrative agent, Merrill Lynch Capital
                  Corporation, as documentation agent, and the banks from time to time parties thereto.

      (c)(2) Voting Trust Agreement, dated as of February 10, 1997, by and among Parent, Purchaser and First American National Bank.

      (c)(3) Notice, dated February 10, 1997, delivered by Parent to the Company regarding Parent's intention to nominate directors to the Company Board and to conduct certain other business at the Company's 1997 Annual Meeting of Shareholders.


                                SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1997


                                    NORFOLK SOUTHERN CORPORATION


                                    By: /s/ JAMES C. BISHOP, JR.
                                    Name:  James C. Bishop, Jr.
                                    Title: Executive Vice President-Law


                                    ATLANTIC ACQUISITION CORPORATION


                                    By: /s/ JAMES C. BISHOP, JR.
                                    Name:  James C. Bishop, Jr.
                                    Title: Vice President and General
                                           Counsel



                              EXHIBIT INDEX

Exhibit
Number                  Description

(a)(111)    Press Release issued by Parent on February 10, 1997.

(b)(3) Credit Agreement, dated as of February 10, 1997, by and among Parent, Morgan Guaranty Trust Company of Norfolk, as administrative agent, Merrill Lynch Capital Corporation, as documentation agent, and the banks from time to time parties thereto.

(c)(2) Voting Trust Agreement, dated as of February 10, 1997, by and among Parent, Purchaser and First American National Bank.

(c)(3) Notice, dated February 10, 1997, delivered by Parent to the Company regarding Parent's intention to nominate directors to the Company Board and to conduct certain other business at the Company's 1997 Annual Meeting of Shareholders.